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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

        Evslin                      Tom                              I.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

     C/O ITXC CORP.
     750 College Road East
--------------------------------------------------------------------------------
                                   (Street)

     Princeton                      NJ                               08540
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  ITXC Corp.-ITXC
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year August 2001
                             -----------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    _X_ Director    _X_ Officer             _X_ 10% Owner    ___ Other
                        (give title below)                       (specify below)


Mr. Evslin is Chairman and Chief Executive Officer; Ms. Evslin is Vice President, Marketing and Customer Success (but not a director)
-------------------------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    ____ Form filed by One Reporting Person
    _X__ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                           4,191,662              D       Jointly owned
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      By Mr. Evslin
Common Stock                                                                           823,105(1)             D       directly
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      By Ms. Evslin
Common Stock           8/21/01     M              133,332      A          $.005        992,500(2)             D       directly
------------------------------------------------------------------------------------------------------------------------------------


  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
Option (right to purchase)         $.005              8/21/2001              M                                    133,332
-----------------------------------------------------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Securities    ficial
                                                                                (Instr.     ficially         Bene-         Owner-
                               --------------------------------------------     5)          Owned            ficially      ship
                               Date     Expira-              Amount or                      at End           Owned at      (Instr.
                               Exer-    tion         Title   Number of                      of               End of        4)
                               cisable  Date                 Shares                         Month            Month(1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                                                   Common
                               Immed.   8/1/07     Stock        133,332        N/A             0               D
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) Ms. Evslin disclaims beneficial ownership of the shares owned by Mr. Evslin.
(2) Mr. Evslin disclaims beneficial ownership of the shares owned by Ms. Evslin.


          Tom I. Evslin
          By:

          /s/ Peter H. Ehrenberg           September 7, 2001
          -------------------------------  -----------------
          **Signature of Reporting Person        Date
          Peter H. Ehrenberg, Esq., Attorney-in-Fact


** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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